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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    CLASS A COMMON SHARES, $.00457 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G7702U 10 2               13G                        Page  2  of  4
           -----------                                               ---    ---

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1    NAME OF Reporting Person
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jacob Z. Schuster
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
      NUMBER OF               5    SOLE VOTING POWER

       SHARES                      1,720,759    (See item 4(a) and (c))
                         -------------------------------------------------------
    BENEFICIALLY              6    SHARED VOTING POWER

      OWNED BY                     None
                         -------------------------------------------------------
        EACH                  7    SOLE DISPOSITIVE POWER

     REPORTING                     1,720,759  (See item 4(a) and (c))
                         -------------------------------------------------------
       PERSON                 8    SHARED DISPOSITIVE POWER

        WITH                       None
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting Person

     1,720,759  (See item 4(a))
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                            [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.6% (See item 4(b))
--------------------------------------------------------------------------------
12   TYPE OF Reporting Person*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                       13G                       Page 3 of 4


Item 1.(a)     The name of the Issuer is RSL Communications, Ltd.(the "Issuer").
---------


Item 1.(b) The address of the Issuer's principal executive office is Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.


Item 2.        This  Schedule 13G is being  filed with  respect  to the Issuer's
------- Class A Common Shares, $.00457 par value per share (the "Class A Common Stock") beneficially owned by Jacob Z. Schuster (the "Reporting Person"), a United States citizen, whose business address is 767 Fifth Avenue, Suite 4300, New York, New York 10153, as of December 31, 1997.

               The issuer's CUSIP number is G7702U 10 2.


Item 3.        Not applicable. This statement is filed pursuant to Rule
-------        13d-1(c).


Item 4.        Ownership
------
               (a) Amount beneficially owned: 1,720,759 Class B Common Shares, $.00457 par value per share (the "Class B Common Stock")

               Such shares are owned by Schuster Family Partners I, L.P., a New York limited partnership (the "Partnership"), of which the Reporting Person is the sole general partner and the limited partners of which are certain of the Reporting Person's children.

               Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

               The Reporting Person disclaims beneficial ownership of such shares and accordingly the Reporting Person declares that the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares.

               (b)  Percent of Class:

               As of December 31, 1997, the Issuer had outstanding 12,593,328 shares of its Class A Common Stock including the 1,720,759 shares of Class B Common Stock owned by the Partnership and such shares represented 13.6% of the outstanding shares of Class A Common Stock assuming that only the shares of Class B Common Stock owned by the Partnership were converted into shares of Class A Common Stock.

               (c)  Number of shares as to which each Reporting Person has:

                    (i)  sole power to vote or to direct the vote:
                                                                       1,720,759

                   (ii)  shared power to vote or to direct the vote:
                                                                       none

                  (iii)  sole power to dispose or direct the disposition of:
                                                                       1,720,759

                   (iv)  shared power to dispose or direct the disposition of:
                                                                       none

                                          13G                     Page 4 of 4


Item 5.   Ownership of Five Percent or Less of a Class
------
          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person
------
          Not applicable.


Item 7.   Identification and Classification of the Subsidiary Which Acquired
-------   The Security Being Reported on By The Parent Holding Company

          Not applicable.


Item 8.   Identification and Classification of Members of the Group
-------
          Not applicable.


Item 9.   Notice of Dissolution of Group
-------
          Not applicable.


Item 10.  Certification
--------
          Not applicable.




                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998



                                        By:  \s\ Jacob Z. Schuster
                                        -----------------------------
                                        Name: Jacob Z. Schuster